UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Ecite Motors, LLC

Legal Status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Washington

Date of Organization:

September 9, 2021

Physical Address of Issuer:

15812 116th Ave. N.E.
Bothell, WA 98011-4103

Website of Issuer:

www.ecitemotors.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Andes Capital Group, LLC

CIK number of intermediary:

0001348811

SEC file number of intermediary:

8-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive any other direct or indirect compensation.

Type of Security Offered:

Common Membership Units

Target number of securities to be offered:

20,000 Membership Units

Price (or method for determining price):

$2.50 per Unit

Target offering amount:

$50,000

Minimum Investment Amount:

$100

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other – provide a description:

Maximum offering amount (if different from target offering amount):

$1,235,000

Maximum number of securities to be offered:

494,000

Deadline to reach the target offering amount:

May 24, 2024

Disbursement from Escrow After Reaching the Target Offering Amount: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$2,365,252	$2,207,013
Cash & Cash Equivalents	$1,080	$17,412
Accounts Receivable	$0	$0
Short-term Debt	$1,528	$8,400
Long-term Debt	$768,840	$0
Revenues/Sales	$72,950	$12,550
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($508,483)	($12,550)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ecite Motors, LLC

By

_____
(Signature)

Barry Henthorn
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



_____
(Signature)

Barry Henthorn
CEO

___5-23-2023___
(Date)

TABLE OF CONTENTS

May 24, 2023

Ecite Motors, LLC.

FORM C/A
Up to $1,235,000 Common Membership Units
$2.50 per Unit



Ecite Motors, LLC, d/b/a Ecite Motors Group ("Ecite," "E-Cite", the "Company," "we," "us," or "our"), is offering a minimum amount of $50,000 (the "Target Offering Amount") and up to a maximum amount of $1,235,000 (the "Maximum Offering Amount") of Common Membership Units, at $2.50 per Unit, (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2024 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Andes Capital, LLC (the "Intermediary"). All committed funds will be held in escrow with Royalton Company, LLC (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of units of Common Membership Units, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Escrow Agent and will reflect each Investors' beneficial interest in the Units. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend- ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1.   Name of issuer: **Ecite Motors, LLC. d/b/a Ecite Motors Group**

ELIGIBILITY

2.   **Ecite Motors, LLC** certifies that all of the following statements are true:

•   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

•   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

•   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

•   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

•   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

•   The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?   [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.ecitemotors.com

The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Barry Henthorn	CEO, Ecite Motors	Managed all executive and business functions	September 9, 2021- Present
	CEO, Baristas Coffee Company	Managed all executive and business functions	2011 - Present
	CEO, Reel Time Rentals	Managed all executive and business functions	2011 - Present
Gene Langmesser	COO, Ecite Motors	Managed all operations	March 17, 2022 - Present
	CEO, N2A Motors	Design and Manage Custom Vehicle Production	2008 - March 16, 2021

BIOGRAPHICAL INFORMATION



Barry Henthorn, CEO
Barry has a long history in founding start-up companies as well as providing business guidance and funding. An inventor and pioneer in the development and marketing of telecommunications technologies, Mr. Henthorn has been advising US corporations in a variety of industries since the early 1990's. While CEO of Emerald City Cellular he created the Free Cellular phone which changed the market forever. While CEO of Innovative Communications Technologies he was the architect of the VOPT voice protocol which pioneered the elimination of charges for long distance calling, While CEO of ReelTime he developed the ability to stream DVD quality video over the internet making ReelTime the leader in the field worldwide. In 2015, Henthorn was named the "Most Innovative Public Company Leader" to watch in Forbes Magazine. He was also featured as one of 12 Highlighted Entrepreneurs of the Millennium in Washington CEO magazine's Millennium edition. He has been featured for his contributions in publications such as The New York Times, Washington CEO, The Seattle Times, The Wall Street Journal, Variety, Hollywood Reporter, and numerous others. In 2018 Barry was named to the Forbes Technology Council as an advisor and contributing Tech author. Mr. Henthorn sits or has sat on advisory boards for U.S. corporations in industries including aerospace, law, accounting, international trade, espresso machine manufacturing, and travel. Barry continues to contribute to a fresh viewpoint and vision towards the future.



Gene Langmesser, COO

E-Cite's COO Gene Langmesser (founder N2A motors) has extensive years of domestic and international professional experience in the Sales, Business Development, Executive Business Operations, and the Product Design Engineering industry. He is an executive and has held these positions in both aerospace and automotive sectors of the world. Gene formed many teams over his career and has executed programs for both domestic and international Markets. He worked his way up through all the key job classifications and has performed these tasks from "art to part" interfacing with the entire executive team, sales and technical. In his career Gene set-up offices, design, engineering, rapid prototyping, mock-up and fabrication facilities. He has conducted international business in Germany, Italy, England, France, Poland and Mexico.

In 2016 Gene and N2A were task to design and build the first ever Hydrogen Hybrid Semi-Truck, by Nikola Motors. They delivered the entire carbon fiber body, all lighting, glass, mirrors, grills, emblems, full interior, dash, gauges, beds, seats, and many other aspects. N2A was also contracted by Nikola to build much of the first ever all-electric UTV 72 kWh EV buggy project that can hit zero to 60 in about 3 seconds.

In addition to leading design and product development teams and prototyping for automobile manufacturers such as Porsche, Mercedes, Lexus, Ford, Hyundai, and others, he has also created or built many movie cars or props. Most notably the futuristic Lexus 2054 driven in "Minority Report", the transforming taxis in "Taxi", fighter ships in "Battlestar Galactica", the Batmobile in "Batman and Robin", and the Terminators bodies in Terminator 3.

ANTICIPATED BUSINESS PLAN

MISSION
To produce state of the art iconic EV vehicles as a Low Volume Vehicle Manufacturer that are affordable, stylish, fun to drive, scalable, and commercially viable.

E-Cite Motors Group is developing and building groundbreaking electric drive automobiles with composite retro bodies that will change the way the world views American high-performance luxury vehicle designs while extinguishing the high upkeep of original classic cars, sustaining the highly sought-after retro designs, and elevate the performance past modern standards.

Using state-of-the-art technology, aluminum chassis, and composite body panels, E-Cite will revolutionize the American luxury vehicle industry with the new EV-GT, EV-GTS, RamboTruck, and EV-222 vehicle series.

EXECUTIVE SUMMARY
There is a high demand for EV automobiles but they either fall into the expensive Luxury and Performance Categories, trucks, or the affordable utilitarian boring mass-produced Economy Category. The need for an iconic stylish affordable EV vehicle that are capable of titillating performance is a hole in the market. This is because the requirements of meeting the safety and EPA regulations of being a car manufacturer dictate that they appeal to the very high end where there are large profits per sale or the mass-produced Economy market where they can make it up in volume. Historically the regulations

and certifications to produce a complete motor vehicle and sell it as a road legal vehicle have been logistically difficult and cost prohibitive for all but the mass production certifications. To prove that the new vehicle meets all these requirements requires expensive certifications, testing, and destroying as many examples as required. This mandated that by vehicles, massive instruments in factories and other infrastructures must be developed. This has been the case with increased barriers to entry throughout the automobile.

To get around these regulations yet still provide consumers with an option for something stylish, affordable, obtainable, or otherwise utilitarian, beginning in the 1960s the Kit Car revolution was born. The issue with a kit car is that it required the purchaser put any number of bodies onto an existing "Donor" vehicle platform. Common Donor cars were the VW Bug, Corvair, Henry Js, and later the Fiero, Camaro, Corvette, and Mustangs. The buyer had to become the builder of which led to questionable workmanship, poor engineering, crude finish work, and many kits being started yet never completed. Still many Kit cars have and still do get finished and have developed their own market and counterculture. Some kits were very well made and there are many examples of Kits that contain nearly everything required to build a vehicle in a reasonable time frame with limited skills, but Kit cars still must be assembled or "Built" by the owner. Complete cars could not be built and sold as such without the manufacturer meeting the same requirements as mass production companies such as Ford, GM, BMW, etc.

THE OPPORTUNITY
In 2015 Congress enacted a bill into law the "Low Volume Vehicle Manufacturers Act of 2015" directing the NHSTA to establish a program allowing low volume motor vehicle manufacturers to produce a limited number of vehicles annually within a regulatory system that addresses the unique safety and financial issues associated with limited production, and to direct the EPA to allow low volume motor vehicle manufacturers to install engines from vehicles that have been issued certificates of conformity. Although they were given one year to establish this new program it took until January 2021 until the NHSTA issued a final ruling to allow low volume vehicle manufacturing. Under the act, car manufacturers "that qualify" are exempt from all the safety-standards, but they must meet current emissions standards. Currently, there are not fossil fuel engines that are certified for use under this act under EPA guidelines, but electric vehicles are exempt from any EPA regulations as they are zero emissions. Vehicles must, however, still go through the CARB Certification process of which E-Cite is the first to be approved to do so.

E-Cite currently leads the market building vehicles complying to the Low Volume Manufacturing act and was the first to receive a WMI code allowing us to create our VINs. E-Cite is the first manufacturer to pass not one but three vehicles through NHTSA certification under the Act. E-Cite is also the first to pass CARB approval to undergo the certification process allowing it to sell vehicles in all 50 states once the certification is complete. Production, saleable vehicles expected to be available 4th quarter 2023.

E-Cite Motors Group has developed and is building groundbreaking electric drive automobiles with composite retro bodies. This will change the way the world views American high-performance luxury vehicles. While extinguishing the high upkeep of original classic cars, sustaining the highly sought-after retro designs, and elevate the performance past modern standards.

Using state-of-the-art technology, a proprietary aluminum chassis, and composite body panels, E-Cite will revolutionize the American Sportscar, Truck/SUV, and Hypercar vehicle industry. With our new EV-GT, EV-GTS, RamboTruck, and EV-222 vehicle series.

E-Cite Motors has developed a propriety modular chassis design, engineered to allow the production of vehicles including coupe, convertible, sedan, and Truck/SUV. As the systems are fully modular this allows for configurations ranging from low powered batteries and a single 200HP motor to multi-motor 1800+HP performance vehicle utilizing AWD. Using modular design, it allows for entry level vehicles to be fully upgradable. The chassis can be engineered to sustain speeds in excess of 280 mph. Using this modular design allows for entry level vehicles that are fully upgradeable, made from inexpensive fiberglass or state of the art carbon composites. The chassis can be fitted with a variety of bodies ranging from fun, affordable sportcars, utilitarian vehicles, all the way beyond the performance achieved by today's petrol supercars.

Ace in the Loophole:
The Low Volume Vehicle Manufacturers Act states that a Low Volume Manufacturer is one who produces, or imports and sells fewer than 5000 vehicles worldwide or 325 turkey "Replicas" in the US per year. This includes any and all subsidiaries and parent companies. By developing a core vehicle that can be outfitted with multiple bodies we will be able to sell knock down kits (all parts required) to third party "manufacturers" who assemble a licensed design or "White Label" component Low volume Motor Vehicle Manufacturer in a box. Literally, in a box. This meets the requirements so that each of these micro factories can produce 5000 vehicles worldwide or 325 turnkey "Replicas" in the US per year. A high percentage of the overall revenue from these licensors will flow into E-Cite because we will be selling them their COGS and other equipment required specifically to efficiently produce vehicles in their micro factories.

INTRODUCTION
As an established company with a rich background in coach building, E-Cite Motors is using its resources to fabricate iconic production EV vehicles to revolutionize the market.

We are seeking $1.235 million for the first 6 months, followed by $1.5 million over the next 1 year. This money will be used to:

- Build our initial unique chassis and its fixtures for repeatability
- Completion of a prototype and five EV-GT vehicles for marketing and road testing by major media and dealerships
- Begin build and deliveries of any pending orders (dealership and/or inventory vehicles) (2023 and 2024 SOLD OUT)
- Final evaluation, adjustments, and finalize the production tooling for low-volume production vehicles
- Finalize Engineering Development and build our second vehicle the electric RamboTruck, and our third vehicle the first all-electric EV–222. For marketing and dealership inventory.
- Set-up our sales and service channels and/or authorized dealership partnerships. We will select a few dealers in geography, outfit the with some of our marketing vehicles.
- Marketing and display of vehicles at a variety of Concurs such as Pebble Beach, SEMA, NY International Auto Show, Festivals of Speed (5 shows), and many more

- Infrastructure, day to day operations, equipment purchases, and standard growth requirements

Facilities

Currently E-cite leases with an option to purchase a 4000 sq ft commercial building that has been a successful auto repair shop under the previous owner for more than 20 years. It contains 4 bays with lifts (including a $30,000 laser alignment lift) a detail bay, office space, customer lobby, a break room/ kitchenette, and 2 bathrooms. Currently, joint use of the office, customer waiting room, and 3 of the bays are leased to Acclaimed Auto, an auto repair shop owned by E-Cite, for $5,000 per month. Also included in the lease is an upstairs unit that is a 1200 sq ft open office with a kitchenette and 3rd bathroom. It is isolated upstairs on its own floor with a separate entrance. The upstairs is leased for AA meetings for a term 10 years for $2,550 which increases 5% per year.

- E-Cite pays $7,900 per month and has paid a deposit of $7,900 and the last payment of $7,900.
- E-Cite has an option to purchase the building for $2,222,222 within three years.
- $3,350 of the monthly rent payments shall be credited to the purchase of the property if E-Cite exercises the option to purchase.

MARKET STRATEGY

Introduction
- Promote E-Cite Motors' custom vehicle build, design, engineering, and manufacturing experience.
- Media program
- Website, blogs, Facebook, Twitter - build E-Cite Motors' brand
- Advertise through high end automotive magazines (DuPont Registry, Robb Report, Luxury Auto Direct, WSJ, etc.). Cover, full, or 1/2 page advertisements available at significant discounts through our media partner.

World Debut

- Festivals of Speed (Miami Beach & Amelia Island Fl. Orlando, St Petersburg, Orlando & Atlanta)
- Put famous drivers behind the wheel of our cars around key tracks, Oscars, Grammys, etc.
- Vehicles reviewed by major media, followed up with road tests
- Magazines (Road & Track, Car & Driver, Motor Trend)
- Television (Speed Channel, Motor Trend, Top Gear)
- Trade Shows/ Dealer Shows (Detroit, Paris, Dubai, Tokyo, Chicago International Auto Show)

Use of Funds
Expanding infrastructure, efficiency and profitability, build of inventory, strategize, design, develop and market, operational & growth expenses

Phase 1
- Finalize tooling, marketing, road tests, and build of the first EV-GT, five production EV-GT/S, the first five RamboTruck electric vehicles, and the first prototype of the 222-EV supercar vehicle. These will be used as marketing and dealership vehicles (all saleable vehicles except the prototypes for EV-GT and EV-222).

- Product development of our unique chassis design and all electric drivetrain.

Phase 2
- Product marketing / further brand recognition / dealership network development.
- Staffing, increase assembly line, some machinery, and establish future production build facility in order to increase the production numbers.

COMPANY: "E-CITE MOTORS" BACKGROUND

"Art to Part" vehicle design, prototyping through low volume production capabilities with rare experience building high end show cars for the OEMs. Through the purchase of N2A motors and acquiring Gene Langmesser (owner of N2A) as E-Cites' COO.

PAST PROJECTS

Aerospace Projects - Early leader in complete carbon fiber aircraft prototypes. Previous projects include: Stealth drone for Lockheed-Martin Skunkworks, Boeing Phantom, Pratt-Whitney, etc. McCune X1-Jet, and Korean Jet Fighter

Automotive - E-Cite Motors founder, Gene Langmesser, was nicknamed "the Fireman" for being one of Porsche's most valuable designers in fixing problems especially with the U.S. market. Porsche, Opel, Audi, Hyundai, Coast to Coast, Ford, GM, Kia, Lexus, Mazda, Lincoln, Mitsubishi, Panoz, Bombardier, Resto-mods, Hot-rods, Customs

Automotive low volume production
E-Cite Motors' vehicles brought from idea stages, through engineering, and to production

- 7-8-9 C6 corvette base with composite 50's Chevy styling offered in coupe, Targa, and convertible. Sold in U.S., UAE, Australia, New Zealand, South Africa, and Europe
- 7-8-9 XLR Cadillac XLR base with 7-8-9 body with retractable hardtop. Sold in U.S. & Europe
- 7-8-9 SS-Camaro SS base with 7-8-9 body with Convertible 4-seater. Sold in U.S. & Europe
- Anteros Corvette base with Italian sport car styling offered in Coupe, Targa & convertible
- Devil Ray Corvette base with 60's Corvette styling offered in Coupe. First production model unveiled Nov. 1, 2017, in Las Vegas
- Rezvani Beast, Beast Alpha and Rezvani Tank. A 4-year contract entailing engineering, prototyping, and low volume production.

BONUS PROGRAM

Bonus Units issued pursuant to amount of investment ("Investment Amount Incentive Program"):
Certain Investors will be eligible to receive additional Membership Units depending upon the amount of investment by such Investors. The number of Bonus Units issued is equal to the bonus amount applicable to the investment amount (described below).

The Company will not absorb the cost of the issuance of the Bonus Units. To the extent any are issued, it will not reduce the Proceeds that the Company receives; however, the effective cost per Unit for Investors receiving Bonus Units will be reduced in accordance with the table below. The Company will issue the Bonus Units from its Membership Units, providing increased percentage interest in the Company.

The issuance of these Bonus Units will have a maximum potential dilutive effect of 15% consisting of Bonus Units issued pursuant to the amount of investment for a maximum of 74,100 Bonus Shares - meaning the Company is Offering a total of 568,100 Units through this Offering.

Amount of Investment	Bonus Amount	Effective Price Per Unit
$10,000-$19,999	200-399	$2.38
$20,000-$249,999	800-9,999	$2.27
$250,000-$1,235,000	15,000-74,100	$2.17

For example, if an Investor invests $10,000 in the Offering, that Investor will receive 4,200 Units - which is equal to a $10,000 Investment amount or 4,000 Units plus 200 bonus units.

Bonus Units issued pursuant to period when investment is made:
Certain Investors will be eligible to receive additional Membership Units depending upon the timing that the investment is made by such Investors. The number of Bonus Units Issued is equal to the bonus amount applicable to the investment amount (described below).

The issuance of these Bonus Units will have a maximum potential dilutive effect of 20% consisting of Bonus Units issued pursuant to the amount of investment for a maximum of 98,800 Bonus Shares - meaning the Company is Offering a total of 592,800 Units through this Offering.

The following table describes the ratio of Bonus Units due to an Investor based on the amount of initial investment:

Investment Timing	Bonus Percent	Effective Price Per Unit
VIP Early Bird	20%	$2.08
Super Early Bird	10%	$2.27
Early Bird	5%	$2.38

For example, if an Investor invests $10,000 in the Offering during the Super Early Bird Bonus period, that Investor will receive 4,400 Units - which is equal to a $10,000 Investment amount or 4,000 Units plus 400 bonus units from the Super Early Bird Bonus Period.

The Bonus programs may be combined.
The issuance of a combination of these Bonus Units will have a maximum potential dilutive effect of 35% consisting of Bonus Units issued pursuant to the amount of investment for a maximum of 172,900 Bonus Shares - meaning the Company is Offering a total of 666,900 Units through this Offering.

For example, if an investor invests $10,000 during the Super Early Bird period, the Investor will receive 400 bonus units from the Super Early Bird Bonus Program as well as 200 Units from the Investment Amount Incentive Program for a total of 600 Bonus Units.

PERKS

Investment Perks based on investment amount:

$5,000+ Silver Level Perk
$500 credit upon purchase of a vehicle
Limited edition T-Shirt

$10,000 Gold Level Perk
$1,500 credit upon purchase of a vehicle
Limited edition T-Shirt

$20,000 Platinum Level Perk
$2,500 credit upon purchase of a vehicle
Limited edition T-Shirt

$250,000 E-Cite Level Perk
$100,000 credit upon purchase of a vehicle
Limited edition T-Shirt
Limited edition scale model of E-Cite Vehicle

RISK FACTORS

An investment in our Common Membership Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Units offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Units and the market price of our Units, which could cause you to lose all or some of your investment in our Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be

a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial

controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the

Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.


Risks Related to the Securities


Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven interest prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is currently no trading market for our securities. An active market in which investors can resell their Units may not develop.
There is currently no public trading market for any Units, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not

sustained, it may be difficult or impossible for you to resell your Units at any price. Accordingly, you may have no liquidity for your Units. Even if a public or private market does develop, the market price of the Units could decline below the amount you paid for your Units.

There may be state law restrictions on an Investor's ability to sell the Units.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management;upon whose judgment and discretion the investors must depend.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one entity beneficially owns 100% of outstanding voting Units of the Company. This security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This security holder may have Units that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this security holder could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.
The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

The following table shows who owns over 20% the Company's equity securities as of May 24, 2023.

Name of Holder	Class of Units	Number of Units Held Prior to Offering	Percentage (%) of Units Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
VaporBrands International, Inc.	Common Membership Units	30,000,000	100%	100%

THE OFFERING

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

General
The Company is currently seeking to raise funding of up to $1,235,000 through the sale of up to 494,000 Common Membership Units[1], based on a valuation of $75,000,000. This funding will allow for the development and production of state of the art iconic EV vehicles as a Low Volume Vehicle Manufacturer that are affordable, stylish, fun to drive, scalable, and commercially viable.

Classes of Securities of the Company
As of the date of this Offering, 30,000,000 Membership Units were issued and outstanding in the Company. One Hundred percent (100%) of issued Units prior to the Offering are issued to VaporBrands International, Inc., initial Member of the Company.

The Company is offering 494,000 Membership Units at $2.50 per Unit (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 30,494,000 Membership Interests issued in the Company with the Interests sold through this Offering equaling 1.65% ownership of issued Membership Interests in the Company post closing. The Interests sold are Membership Interests that have standard voting rights within the Company.

Membership Interest
Membership Interest holders have voting rights. Cast distribution shall be made in such amounts and at such times as may be determined by the Manager in its discretion.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Currently there is only one class of security in the Company which is common membership interest. If the Company were to at some time in the future vote to issue a separate class of securities, then the rights of the securities being offered could be effected in some unknown manner. Furthermore, if the company offers additional membership interest in the future, then the percentage of ownership and voting percentage would be diluted in direct proportion to the number of membership interests issued.

How are the securities being offered being valued? Include examples of methods for how

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[1] The Company is offering Bonus Units as part of the Offering. The amount of Units issued and the price per Units stated in "Classes of Securities of the Company" is not inclusive of the Bonus Program. See "Bonus Program."

such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The securities being offered are based on a Company valuation of $75,000,000. It is expected that the value of the company will increase substantially once final CARB approval has been issued, Furthermore, it is anticipated that the Company's valuation will increase again once the production vehicles are available for purchase by the public.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered
The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities
The Company will complete the transaction and deliver the Class __ Membership Interests to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation
Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

Gene Langmesser is owed $35,000 based on the Company having the funds to pay based on his consulting contract and $3,040.28 in expense reimbursement for a total of $38,040.28

Barry Henthorn is owed $50,000 based on the Company having the funds to pay based on his consulting contract and $20,000 for a short term note for a total of $70,000.

PREVIOUS OFFERINGS OF SECURITIES

Does the issuer have an operating history? ☒ **Yes** ☐ **No**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

To date, the Company has relied on capital contributions from its members, executives, and other debt instruments.

For the foreseeable future, our operating plan is dependent upon both the ability to conserve existing cash resources and the ability to obtain additional capital through equity financing and/or debt financing to provide the necessary funds and cash flow to meet our obligations on a timely basis and to execute our business plan. In the event that we are unable to conserve existing cash resources and/or obtain the additional and necessary capital, the Company may have to cease its operations. This would materially impact the Company's ability to continue as a going concern for a reasonable period of time.

E-Cite has obtained approval to manufacture three of its vehicle designs from the NHTSA. It has also been issued a World Manufacturers number and has been granted the ability to produce its own Vehicle Identification Numbers (VIN). The Company is in the process of obtaining final certification from CARB using its prototype currently being built for the certification. Once the final certification has been issued, E-Cite will be fully capable of selling production versions to the general public. At this point the Company will have needed to raise sufficient capital in order to ramp up production to meet demand. E-Cite has signed a dealership agreement that is responsible for the sales, marketing, and service of our vehicles once they are in production.

Based on anticipated operating and administrative expenses, the Company will not have sufficient cash resources to finance its operations except for several months unless we are able to raise additional equity financing and/or debt financing in the immediate future. We have commenced, and will continue to pursue, efforts to raise additional equity financing and/or debt financing from a variety of sources and means. There are no assurances that we will be able to obtain any additional financing and, even if obtained, that such financing will be in a sufficient amount to be able to continue operations for a sufficient period until the Company is able to generate sufficient revenues and become profitable.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$1,500	3%	$37,050
Research and Development	8%	$4,000	8%	$98,800
Prototype Build	24%	$12,000	24%	$296,400
Testing and Certification	8%	$4,000	8%	$98,800
Production Tooling	17%	$8,500	17%	$209,950
Facilities	8%	$4,000	8%	$98,800
Marketing	24%	$12,000	24%	$296,400
Miscellaneous Fees	8%	$4,000	8%	$98,800
Total	100%	$50,000	100%	$1,235,000

Andes Capital, LLC shall take a three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

ECITE MOTORS, LLC

Financial Statements and Notes For the Three Months Ended March 31, 2023
and Twelve Months Ended December 31, 2022

ECITE MOTORS, LLC
March 31, 3023 and December 31, 2022
Index to the Financial Statements

Contents	Page(s)

Independent Accountant's Review Report

To the shareholders and the board of directors of Ecite Motors, L.L.C.

We have reviewed the accompanying consolidated financial statements of Ecite Motors, L.L.C., which comprise the balance sheet as of March 31, 2023, and the related statements of Operations and Statements of Stockholders' Deficit and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Ecite Motors, L.L.C. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

B F Borgers CPA PC

BF Borgers CPA PC
We have served as the Company's auditor since 2023
Lakewood, CO
May 5, 2023

Ecite Motors, LLC

Consolidated Balance Sheets (Unaudited)

	March 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash	$ 1,080	$ 1,129
Total current assets	1,080	1,129
Other assets		
Property, plant and equipment, net of a accumulated depreciation of $3,473 and $2,431 as of March 31, 2023 and December 31, 2022, respectively	46,527	47,569
Right of use asset, net of a accumulated depreciation of $61,728 and $47,483 as of March 31, 2023 and December 31, 2022, respectively	2,136,753	2,150,998
Intangible assets, net of accumulative amortization of $40,878 and $31,445 as of March 31, 2023 and December 31, 2022, respectively	141,122	150,556
Other assets	15,000	15,000
Total other assets	2,339,402	2,364,123
Total Assets	$ 2,340,482	$ 2,365,252
Liabilities and Stockholders' Deficiency		
Current liabilities:		
Accounts payable	$ 35,386	$ 15,258
Due to related parties	881,336	766,840
Current portion of finance lease obligation	66,478	65,166
Total current liabilities	983,200	847,264
Long term liabilities:		
Long-term finance lease obligation, net of current portion	1,919,467	1,904,972
Total long term liabilities	1,919,467	1,904,972
Total liabilities	2,902,667	2,752,236
Commitments and contingencies	-	-
Stockholders' Equity (Deficiency):		
Additional paid-in capital	296,500	121,500
Accumulated deficit	(858,685)	(508,484)
Total stockholders' equity (deficiency)	(562,185)	(386,984)
Total Liabilities and Stockholders' Equity (Deficiency)	$ 2,340,482	$ 2,365,252

The accompanying notes are an integral part of these consolidated financial statements.

Ecite Motors, LLC

Consolidated Statements of Operations (unaudited)

	Three Months Ended March 31, 2023	Twelve Months Ended December 31, 2022
Rent income	$ 22,650	$ 72,950
Cost of Revenue	-	-
Gross margin	22,650	72,950
Operating expenses:		
Stock compensation	$ 175,000	$ 121,500
Advertising	6,497	17,849
Officer and director compensation	85,000	161,200
Research and development	11,628	46,755
Amortization and depreciation expense	24,720	81,359
General and administrative	30,498	23,297
Total operating expenses	333,343	451,960
Net operating income (loss)	(310,693)	(379,010)
Other income (expense):		
Interest expense	(39,508)	(129,473)
Total other income (expense)	(39,508)	(129,473)
Net Income (loss)	$ (350,201)	$ (508,483)

The accompanying notes are an integral part of these consolidated financial statements.

Ecite Motors, LLC
Statement of Changes in Stockholders' Deficiency (Unaudited)
For the three months ended March 31, 2023 and the year ended December 31, 2022

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficiency
	Shares	Amount			
Balance at December 31, 2021	-	-	-	-	$ -
Stock based compensation			121,500		121,500
Net loss				(508,484)	(508,484)
Balance at December 31, 2022	-	$ -	$ 121,500	$ (508,484)	$ (386,984)
Stock based compensation			175,000		175,000
Net loss	-	-	-	(350,201)	(350,201)
Balance at March 31, 2023	-	$ -	$ 296,500	$ (858,685)	$ (562,185)

The accompanying notes are an integral part of these consolidated financial statements.

Ecite Motors, LLC

Statements of Cash Flows (Unaudited)

	Three Months Ended March 31, 2023		Twelve Months Ended December 31, 2022	
Cash flows from operating activities:				
Net loss	$	(350,201)	$	(508,483)
Adjustments to reconcile net loss to net cash used in operating activities:				
Amortization and depreciation expense		24,720		81,359
Stock based compensation		175,000		121,500
Non-cash interest		39,509		129,474
Changes in operating assets and liabilities:				
Accounts payable and accrued expenses		20,127		15,257
Net cash provided by (used) in operating activities		(88,414)		(160,893)
Cash flows from investing activities:				
Cash received from acquisition		-		2,408
Net cash provided by investing activities		-		2,408
Cash flows from financing activities				
Cash received from parent		112,065		238,614
Payment on finance lease obligation		(23,700)		(79,000)
Net cash provided by financing activities		88,365		159,614
Net increase (decrease) in cash		(49)		1,129
Cash - beginning of the year		1,129		-
Cash - end of the year	$	1,080	$	1,129
Supplemental disclosures:				
Interest paid	$	-	$	-
Taxes Paid	$	-	$	-

The accompanying notes are an integral part of these consolidated financial statements.

ECITE MOTORS, LLC
Notes to Financial Statements (Unaudited)
As of March 31, 2023

Note 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Ecite Motors, LLC ("Ecite") is a wholly owned subsidiary of VaporBrands International, Inc. ("VAPR"), a Nevada corporation. On March 4, 2022,VAPR purchased the assets if Ecite Motors LLC. On March 16th VAPR purchased the remaining assets of N2A Motors to assist in the efforts of Ecite. N2A Motors was consolidated into Ecite. On March 16th 2022 Gene Langmesser, the former owner of N2A Motors, was appointed the Company's COO and appointed to the VAPR Board of Directors.

On January 4, 2023, the Company change the name of the corporation to Innovative EV Technologies, Inc. The name change is pending FINRA approval.

On March 16, 2023, we announced that we have received approval from the Environmental Protection Agency for our request for an EPA Manufacturing code. Ecite may now officially license vehicles for use on public roads.

On March 22, 2023, we announced the rollout of its exactCar Ecite EV dealerships with the opening of its first dealership in Cerritos, CA. exactCar Ecite of Cerritos is the brand's first location in the U.S. and follows the recent agreement between Ecite and ClearMarket to expand exactCar Ecite dealerships into 48 states with a nationwide distribution and service network.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles in the United States ("US GAAP").

Reclassification
Certain prior year amounts have been reclassified for comparative purposes to conform to the current-year financial statement presentation. These reclassifications had no effect on previously reported results of operations. In addition, certain prior year amounts from the restated amounts have been reclassified for consistency with the current period presentation.

Estimates and Assumptions
Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Examples include, but are not limited to, estimates for asset and goodwill impairments, stock-based compensation forfeiture rates, future asset retirement obligations, and inventory reserves; assumptions underlying self-insurance reserves and income from unredeemed stored value cards; and the potential outcome of future tax consequences of events that have been recognized in the financial statements. Actual results and outcomes may differ from these estimates and assumptions.

Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities, and such assessment inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed. Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Income Taxes

The Company's policy is to provide for deferred income taxes based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates that will be in effect when the differences are expected to reverse. We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. When it is more likely than not that a tax asset cannot be realized through future income the Company must allow for this future tax benefit. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The Company is not aware of any uncertain tax position that, if challenged, would have a material effect on the financial statements for the three months ended March 31, 2023 or during the prior three years applicable under FASB ASC 740. We did not recognize any adjustment to the liability for uncertain tax position and therefore did not record any adjustment to the beginning balance of accumulated deficit on the consolidated balance sheet. All tax returns for the Company remain open for examination.

The Company has filed all income tax returns in the U.S. federal tax jurisdiction and various state tax jurisdictions through December 31, 2019. The tax years for 2015 to 2022 remain open for examination by federal and/or state tax jurisdictions. The Company is currently not under examination by any other tax jurisdiction for any tax year.

Estimates and Assumptions

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Examples include, but are not limited to, estimates for asset and goodwill impairments, stock-based compensation forfeiture rates, future asset retirement obligations, and inventory reserves; assumptions underlying self-insurance reserves and income from unredeemed stored value cards; and the potential outcome of future tax consequences of events that have been recognized in the financial statements. Actual results and outcomes may differ from these estimates and assumptions.

Cash and Equivalents

Cash and equivalents include cash in hand and cash in demand deposits, certificates of deposit and all highly liquid debt instruments with original maturities of years or less. The Company had $1,080 and $1,129 of cash as of March 31, 2023 and December 31, 2021, respectively.

Concentration of Credit Risk

The Company maintains cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of March 31, 2023, the Company's cash balance did not exceed FDIC coverage.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Cost includes all direct costs necessary to acquire and prepare assets for use, including internal labor and overhead in some cases. Depreciation of property, plant and equipment, which includes assets under capital leases, is provided on the straight-line method over estimated useful lives, generally ranging from 3 to 12 years for equipment and 39 years for buildings. The costs of repairs and maintenance are expensed when incurred, while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated with any remaining gain or loss recognized in net earnings.

Other Assets

Other assets consists of security deposits acquired with the March 2022 acquisitions of Ecite Motors LLC. We test other assets for impairment on an annual basis, or more frequently if circumstances, such as material deterioration in performance indicate carrying values may exceed the fair values.

Long-lived Assets

Long-lived assets such as property, equipment, identifiable intangibles and other assets are tested for impairment on an annual basis, or more frequently if circumstances, such as material deterioration in performance indicate carrying values may exceed the fair values. When required impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a nine-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The nine levels of valuation hierarchy are defined as follows:

- Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of March 31, 2023, and December 31, 2022, the Company did not identify any other assets and liabilities that are required to be adjusted to fair value in the accompanying consolidated balance sheet.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods and service transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company's performance obligations are transferred to customers at a point in time, typically upon delivery.

Stock-Based Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 718 and No. 505. The Company issues restricted stock to employees and consultants for their services. Cost for these transactions are measured at the fair value of the equity instruments issued at the date of grant. These shares are considered fully vested and the fair market value is recognized as an expense in the period granted. The Company recognized consulting or employee compensation expenses and a corresponding increase to additional paid-in-capital related to stock issued for services. For agreements requiring future services, the consulting or employee expense is to be recognized ratably over the requisite service period.

Stock based compensation from the VAPR common stock amounted to $175,000 and $121,500 for the three months ended March 31, 2023 and the twelve months ended December 31, 2022, respectively.

Recently Issued Accounting Pronouncements

Management believes recently issued accounting pronouncements will have no impact on the financial statements of the Company.

Note 3 – GOING CONCERN

We cannot provide assurances that the Company will be able to secure sufficient funds to satisfy the cash requirements for the next 12 months. The inability to secure additional funds would have a material adverse effect on the Company. We hope to obtain increased revenues from future sales of products and in the absence of these revenues, we hope to raise funds to meet our working capital needs through offering our securities to a private equity firm which provided capital to our Company during the year ended December 31, 2023. We cannot guarantee that we will be able to obtain sufficient capital from this private equity firm or anyone else in the future, or that such capital, if available, will be obtainable on terms satisfactory to us.

If adequate capital is not available, our officer and director may contribute capital to the Company in the form of debt financing or equity contributions. However, our officer and director is not committed to contributing such funds. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. There is no assurance that the Company will receive the necessary capital required to fund its acquisition and exploration plans. These consolidated financial statements are presented on the basis that the Company will continue as a going concern. No adjustments have been made to these consolidated financial statements to give effect to valuation adjustments that may be necessary in the event the Company is not able to continue as a going concern. The effect of those adjustments, if any, could be substantial. The Company has incurred $858,685 in cumulative losses to date.

Note 4 – ACQUISTIONS/INTANGIBLES

Ecite Motors LLC, & N2A Motors

On March 4, 2022, VAPR purchased Ecite Motors LLC for 57,000,000 shares restricted shares of the Company's common stock valued at $313,500 or $0.0055 per share. On March 16th the Company purchased the remaining assets of N2A Motors for 20,000,000 restricted shares of the Company's common stock valued at $178,000 or $0.0089 per share to assist in the efforts of Ecite. The aggregate shares issued of restricted shares of VAPR's common stock was 77,000,000, valued at $491,500 or $0.0064 per share. VAPR intend to put all its efforts towards Ecite Motors. The Company will continue to develop Ecites' offerings of electric road legal vehicles. VAPR intend to change its name to one more fitting to its new business after it has received shareholder and regulatory approval.

In addition, Ecite acquired a 2.2-million-dollar facility for its operations. The facility which Ecite now occupies had a signed Commercial & Investment Real Estate Purchase and Sale Agreement dated October 5, 2021 for the facility located at 15812 116th Ave. N.E. Bothell, WA 98011. It is roughly a 4,000 sq ft commercial building that has been a successful auto repair shop under the previous owner for more than 20 years. It contains 4 bays with lifts, a detail bay, office space, customer lobby, a break room/kitchenette, and 2 bathrooms. It also contains two outside paved areas that can be used as is or built on for expansion. Currently, joint use of the office, customer waiting room, and 3 of the bays are leased from Ecite Motors to Acclaimed Auto. Also included is an upstairs unit that is a 1200 sq ft (approximately) open office with a kitchenette and 3rd bathroom. It is isolated upstairs on its own floor with a separate entrance. The upstairs is leased from Ecite to an unrelated party for a term of 10 years, which increases 5% per year. The Company assumed this agreement on March 4, 2022. See _Note 6 – FINANCE LEASE_ for further discussion.

Other assets consists of security deposits and other equipment not in use.

The purchase price has been allocated to the net assets acquired based upon their estimated fair values as follows:

Total Assets:	
Cash	$ 2,408
Property, plant and equipment	2,198,481
Intangible assets – intellectual property, CAD data, websites, design rights and other items	182,000
Other assets	65,000
Less Liabilities:	
Accounts payable	$ 36,725
Finance lease liability	1,919,664
Total	$491,500

The fair value of the Intangible assets – intellectual property, CAD data, websites, design rights and other items was calculated using the net present value of the projected gross profit to be generated over the next 60 months beginning on March 4, 2022 with annual amortization of $37,733.

Proforma information has not been presented as it has been deemed immaterial.

Intangibles

The Company recorded amortization of intangible assets of $9,433 and $31,445 for the three months ended March 31, 2023 and twelve months ended December 31, 2022, respectively.

Note 5 – RELATED PARTY TRANSACTIONS

On March 15, 2022, the Company signed a twelve-month Work for Hire Consulting Agreement with the former owner of N2A Motors to serve as the Company's Chief Operating Officer and a director of the Company. The Company's COO will devote a minimum of 40 per week to the Company. The COO will receive $5,000 in cash or cash equivalents per month as long as the Company's available capital performance permits the payout at the reasonable discretion of the Company. The salary increases by $2,500 on the 60th day of the agreement, for an aggregate of $7,500 per month. Thereafter, the salary shall increase by $2,500 per month after each 60-day period until a threshold is reached as mutually agreed to by the Company and COO. In addition to cash considerations, the COO received 5,000,000 restricted shares of VAPR's common stock. The shares were valued at $.0091 per share or $45,500. On March 15, 2023, the Contract was extended twelve-months. The COO will receive $12,500 in cash or cash equivalents per month. The salary increases to $15,000 per month once vehicle production is launched. In additions the COO may earn bonuses up to $110,000 and 5,000,000 restricted shares of VAPR's Common stock for meeting certain milestones. In addition, the COO received 5,000,000 restricted shares of the Company's common stock. The shares were valued at $.0175 per share or $87,500. For the three months ended March 31, 2023 and twelve months ended December 31,2022, the Company's COO has earned $42,500 and $72,500, respectively, under the agreement. At March 31, 2023 and December 31, 2022, the Company COO is owed $47,500 and $17,500, respectively, under the agreement.

On March 16, 2022, the Company signed a twelve-month Work for Hire Consulting Agreement for the Company's CEO. The Company's CEO will devote a minimum of 40 per week to the Company. The Company's CEO will continue to serve as CEO for two other public companies: Baristas Coffee Company Inc. and Reeltime Rentals Inc. The Company's CEO will receive $5,000 in cash or cash equivalents per month as long as the Company's available capital performance permits the payout at the reasonable discretion of the Company. The salary increases by $2,500 on the 60th day of the agreement, for an aggregate of $7,500 per month. Thereafter, the salary shall increase by $2,500 per month after each 60-day period until a threshold is reached as mutually agreed to by the Company and CEO. In addition to cash considerations, the Company's CEO will receive 5,000,000 restricted shares of the Company's common stock. The shares were valued at $.0089 per share or $44,500. As of March 31, 2023, the shares have not been issued to the Company's CEO. On March 15, 2023, the Contract was extended twelve-months. The CEO will receive $12,500 in cash or cash equivalents per month. The salary increases to $15,000 per month once vehicle production is launched. In additions the CEO may earn bonuses up to $110,000 and 5,000,000 restricted shares of VAPR's Common stock for meeting certain milestones. In addition, the CEO received 5,000,000 restricted shares of the Company's common stock. The shares were valued at $.0175 per share or $87,500. For the Three months ended March 31, 2023 and twelve months ended December 31, 2022, the Company's CEO has earned $42,500 and $72,500, respectively, under the agreement. At March 31, 2023 and December 31,2022, the Company CEO is owed $73,300 and $30,800, respectively, under the agreement.

At March 31, 2023 and December 31, 2022, the Company's CEO has advanced $23,820 and $8,750, respectively, to the Company for working capital.

At March 31, 2023, and December 31, 2022, the Company's amount due to VAPR and a sister company was $736,716 and $709,790, respectively.
`

Note 6 – FINANCE LEASE

On March 4, 2022, VAPR purchased Ecite Motors LLC and acquired its facility for operations. The facility which Ecite occupies had a signed Commercial & Investment Real Estate Purchase and Sale Agreement dated October 5, 2021 for the facility located at 15812 116th Ave. N.E. Bothell, WA 98011. It is roughly a 4,000 sq ft commercial building which was assumed by the Company. It contains 4 bays with lifts, a detail bay, office space, customer lobby, a break room/kitchenette, and 2 bathrooms. It also contains two outside paved areas that can be used as is or built on for expansion. The terms of the Commercial & Investment Real Estate Purchase and Sale Agreement contains a 36-month finance lease ending on September 4, 2024 and a $2,222,222 buy-out provision which must be exercised before October 4, 2024. The Finance lease right of use ("ROU") assets are included in property and equipment and the finance lease obligations are presented separately in the consolidated balance sheets. When a lease does not provide an implicit interest rate, the Company used its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Since the finance lease grants the Company an option to purchase the underlying asset and that the Company is reasonably certain to exercise, the Company added the buy-out option to the lease payments. The FASB determined that "reasonably certain" is a high threshold, such as probability exceeding 75-80%. On date of acquisition, March 4, 2022, the Company calculated the net present value of the minimum lease payments at $1,919,664. In addition, the Company recorded property plant and equipment at $2,198,481 in the accompanying consolidated balance sheets.

Finance lease right-of-use assets of $2,136,753 and $2,150,998 are presented net of accumulated depreciation of $61,728 and $47,483 as of March 31, 2023 and December 31, 2022, respectively. For the three months ended March 31, 2023 and twelve months ended December 31, 2022, depreciation expenses were $14,245 and $47,483, respectively. The finance lease obligation was $1,985,946 and $1,970,138 as of March 31, 2023 and December 31, 2022, respectively, which consisted of the current portion of $66,478 and $65,166, respectively and long-term portion of $1,919,467 and $1,904,972, respectively. For the three months ended March 31, 2023 and twelve months ended December 31, 2022, interest expenses were $39,508 and $129,473, respectively.

On March 31, 2023, maturities of lease liabilities were as follows:

Year		March 31, 2023
2023	$	71,100
2024		2,172,722
2025		-
2026		-
2027		-
Total lease payments	$	2,243,822
Less: imputed interest		(257,877)
Total	$	1,985,946

Note 7 – SUBSEQUENT EVENTS

On May 4, 2023, the Company's board of directors approved a consent to increase the number of membership units of Ecite Motors LLC at a ratio of 10,000 to 1 from 3,000 units to 30,000,000 units.

The Company evaluated all events or transactions that occurred after March 31, 2023 up through May 5, 2023. During this period, the Company did not have any other material recognizable subsequent events.

EXHIBIT B: SUBSCRIPTION PROCESS

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE **"ACT"**) AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Ecite Motors, L.L.C.
15812 116th Ave. N.E.
Bothell, WA 98011
Attn: Barry Henthorn, CEO

Ladies and Gentlemen:

The undersigned understands that **Ecite Motors L.L.C.,** an L.L.C. organized under the laws of Washington (the **"Company"**), is offering up to 494,000 of Membership Interest (the **"Securities"**) in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C (the **"Form C"**). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding
under the Act (**"Regulation Crowdfunding"**) and without registration of the Securities under the Act (this **"Offering"**).

1. **Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the **"Subscription Agreement"**).

2. **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.   **The Closing.** The closing of the purchase and sale of the Securities (the **"Closing")** shall take place at such time and place as the Company may designate by notice to the undersigned.

4.   **Payment for Securities.** Payment for the Securities shall be received by the **"Escrow Agent"** from the undersigned by payment of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto (the **"Purchase Price").** Upon the Closing, the Escrow Agent shall release such funds to the Company.

5.   **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

a)   The Company is duly formed and validly existing under the laws of New Jersey, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and non-assessable, and will conform in all material respects to the description thereof set forth in the Form C.

c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

a) <u>General.</u>

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) <u>Information Concerning the Company.</u>

i. The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of its affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the closing of undersigned's investment, to cancel the purchase and get a full refund.

c)   No Guaranty. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d)   Status of Undersigned. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)   <u>Restrictions on Transfer or Sale of Securities</u>.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the **"Commission")** provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7.   **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 being true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8.   **Future Offerings under Regulation A of the Act.** In the event the Company elects to make an offering of securities (a) of the same class as the Securities, or (b) securities that the CEO, in its sole discretion, determines to be the economic equivalent of the Securities

("Equivalent Securities") under Regulation A of the Act, the undersigned agrees that, at the sole discretion of the CEO, the Securities (or some portion of the Securities) may be exchanged for an equivalent number of securities of the same class or Equivalent Securities of the Company, at no cost to the undersigned. The undersigned agrees to provide any information necessary to effect such exchange, and to hold the securities issued under Regulation A in the manner prescribed in such offering, including holding the securities to be issued in "street name" in a brokerage account. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the CEO.

9. **Revisions to Manner of Holding.** In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company **("Crowdfunding SPVs")** to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act, and to take any and all actions determined by the CEO in good faith to be advisable to transfer any Shares held by the Investor into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Shares. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange, or take such actions, in a timely manner, the Company may repurchase the Securities at a price to be determined by the CEO.

10. **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

11. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. **Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. **Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned **("Proceedings"),** the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in New Jersey which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

16. **Section and Other Headings.** The section and other headings contained in this

Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. **Notices**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses for the respective parties set forth on the signature pages hereto (or to such other address as either party shall have specified by notice in writing to the other at the addresses).

19. **Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of _____ [EFFECTIVE DATE]

Number of Shares: _____ [SHARES]

Aggregate Purchase Price: $_____ [AMOUNT]

COMPANY:

Ecite Motors, L.L.C.
_____

_____

Name: Barry Henthorn

Title: CEO
_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

[ENTITY NAME]
_____

By: _____   By: _____

                                                       Name: [INVESTOR NAME]
                                                                       _____

                                                       Title: [INVESTOR TITLE]
                                                                       _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

(This page is intentionally left blank)

EXHIBIT C: ARTICLES OF ORGANIZATION

ECITE MOTORS, L.L.C.
VAPORBRANDS, INTERNATIONAL, I.N.C.
MINUTES OF ACTION BY CONSENT
SPECIAL MEETING OF BOARD OF DIRECTORS

BY CONSENT, pursuant to the authority granted by Washington AND Nevada Revised Statutes, the undersigned, consisting of all members of the Board OF Directors of Vaporbrands International, Inc.. (the "Company"), a Nevada corporation, who is the sole member of Ecite Motors, L.L.C. a Washington L.L.C. along with Barry Henthorn the Mananging Member of Ecite Motors L.L.C. hereby adopt the following actions to have the same force and effect as actions taken at a Special Meeting of said, Board Of Directors acting within their jurisdictions, and as assigned by all Members of the Board of Directors:

1. **Authorization for change in number of membership units .**

   WHEREAS, pursuant to Consent Minutes dated May 4th, 2023 the Board of Directors consisting of Vaporbrands three directors, Barry Henthorn, Gene Langmesser, and Florence Montgomery, and the Managing Member of Ecite Motors L.L.C. Barry Henthorn is authorized to act on its behalf in matters of capital funding, stock issuances and conversions, and acquisitions and franchising.

   WHEREAS, the Company desires to increase the number of Membership Units of Ecite Motors L.L.C. at a ratio of 10,000 (TEN THOUSANDS) to 1 (ONE) from 3,000 to 30,000,000.

   NOW THEREFORE, IT IS HEREBY RESOLVED that the Company is hereby authorized to increase the number of Membership Units of Ecite Motors L.L.C. at a ratio of 10,000 (TEN THOUSANDS) to 1 (ONE) from 3,000 to 30,000,000.

   FURTHER RESOLVED that the proper officers of the Company be and are hereby authorized, empowered and directed to execute and deliver such papers, instruments or other documents as may be reasonably necessary or desirable to implement or complete the various matters authorized and approved by the foregoing resolution; and

   FURTHER RESOLVED that this unanimous written consent may be executed in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original (and each signed copy sent by electronic facsimile transmission shall be deemed to be an original) and such counterparts together shall constitute one and the same instrument and notwithstanding the date of the execution shall be deemed to bear the date as set forth below.

   THE FOREGOING CONSENT MINUTES are adopted and approved by the undersigned, constituting all of the members of the Board of Directors of the Corporation, and the Managing Member of the L.L.C. effective as of May 4th, 2023.

All OF THE THE BOARD OF DIRECTORS :



CEO/ Barry Henthorn

Secretary/Treasurer
Florence Montgomery



COO/ Gene Langmesser

THE MANAGING MEMBER OF ECITE MOTORS L.L.LC :



MM/ Barry Henthorn



Office of the Secretary of State
Corporations & Charities Division

Filed
Secretary of State
State of Washington
Date Filed: 09/09/2021
Effective Date: 09/09/2021
UBI #: 604 809 300

CERTIFICATE OF FORMATION

UBI NUMBER

UBI Number:
604 809 300

BUSINESS NAME

Business Name
ECITE MOTORS LLC

REGISTERED AGENT

Registered Agent Name	Street Address	Mailing Address
NORTHWEST REGISTERED AGENT, LLC	522 W RIVERSIDE AVE STE N, SPOKANE, WA, 99201-0580, UNITED STATES	522 W RIVERSIDE AVE STE N, SPOKANE, WA, 99201-0580, UNITED STATES

REGISTERED AGENT CONSENT

Customer provided Registered Agent consent? - **Yes**

DURATION

Duration:
PERPETUAL

EFFECTIVE DATE

Effective Date:
09/09/2021

OTHER PROVISIONS

Other Provisions:

PRINCIPAL OFFICE

Phone:
425-420-7464

Email:

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2021090700534011 - 1
Received Date: 09/07/2021
Amount Received: $200.00

BARRY@BARISTAS.TV

Street Address:
2926 184TH PL SE, BOTHELL, WA, 98012-8814, UNITED STATES

Mailing Address:
2926 184TH PL SE, BOTHELL, WA, 98012-8814, UNITED STATES

EXECUTOR

Title	Executor Type	Entity Name	First Name	Last Name	Address
EXECUTOR	INDIVIDUAL		BARRY	HENTHORN	2926 184TH PL SE, BOTHELL, WA, 98012-8814, UNITED STATES

RETURN ADDRESS FOR THIS FILING

Attention:
DAVID H BJORNSON

Email:
DAVID@BJORNSONLAW.COM

Address:
2809 GREAT NORTHERN LOOP STE 100, MISSOULA, MT, 59808-1749, UNITED STATES

UPLOAD ADDITIONAL DOCUMENTS

Name	Document Type
No Value Found.	

UPLOADED DOCUMENTS

Document Type	Source	Created By	Created Date
No Value Found.			

EMAIL OPT-IN

☐ I hereby opt into receiving all notifications from the Secretary of State for this entity via email only. I acknowledge that I will no longer receive paper notifications.

AUTHORIZED PERSON - STAFF CONSOLE

☑ Document is signed.

Person Type:
ENTITY

First Name:
DAVID

Last Name:
BJORNSON

Entity Name:
BJORNSON JONES MUNGAS, PLLC

Title:

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2021090700534011 - 1
Received Date: 09/07/2021
Amount Received: $200.00

UNITED STATES OF AMERICA

The State of Washington

Secretary of State

I, KIM WYMAN, Secretary of State of the State of Washington and custodian of its seal, hereby issue this

CERTIFICATE OF FORMATION

to

ECITE MOTORS LLC

A **WA LIMITED LIABILITY COMPANY**, effective on the date indicated below.

Effective Date: 09/09/2021
UBI Number: 604 809 300



Given under my hand and the Seal of the State
of Washington at Olympia, the State Capital



Kim Wyman, Secretary of State

Date Issued: 09/09/2021

ARTICLES OF ORGANIZATION

OF

ECITE MOTORS LLC

Executed by the undersigned for the purpose of forming a Washington limited liability company under the Washington Limited Liability Company Act.

1. **Name**. The name of the limited liability company is:

    ECITE MOTORS LLC

2. **Term**. The term of this company shall be perpetual.

3. **Principal Place of Business**. The address of the principal place of business of the limited liability company in the State of Washington is:

    2809 Great Northern Loop, #100
    Missoula, MT 59808

4. **Registered Office and Agent**. The name of the registered agent of the limited liability company and the registered agent's address are:

    Northwest Registered Agent, LLC
    522 W. Riverside Ave., Ste. N
    Spokane, WA 92201-0580

5. **Manager Managed**. The limited liability company shall be managed by its Manager. The name and address of the manager of the limited liability company are:

    Barry Henthron
    2926 184th Pl. S.E.
    Bothell, WA 98012

6. **Organizer**. The name and address of the organizer are:

    David H. Bjornson
    2809 Great Northern Loop, #100
    Missoula, MT 59808

7. No Individual Liability of Members. No member of the company shall be liable for the limited liability company's debts, obligations or liabilities under 25.15.038, Revised Code of Washington.

DATED: September 9, 2021

David H. Bjornson, ORGANIZER
2809 Great Northern Loop, #100
Missoula, MT 59808

EXHIBIT D: OPERATING AGREEMENT

AMENDED AND RESTATED OPERATING AGREEMENT of ECITE MOTORS LLC a Washington Limited Liability Company

THIS AMENDED AND RESTATED OPERATING AGREEMENT (as it may be modified, supplemented or amended from time to time, this "Operating Agreement") is made effective as of the 16th day of May 2023, by **Vaporbrands International, Inc.**, a Nevada corporation, as the sole member (the "Member(s)") of **ECITE MOTORS LLC**, a Washington limited liability company (the "Company"), and **Barry Henthorn**, as the sole manager (the "Manager") of the Company

RECITALS

This Operating Agreement governs the relationship between the Company and its members pursuant to the Washington Liability Company Act (the "Act"), and amends, restates and supersedes in its entirety the original operating agreement dated September 7, 2021.

AGREEMENT

In consideration of their mutual promises, covenants, and agreements, the parties hereto do hereby promise, covenant and agree as follows:

DEFINITIONS

For purposes of this Operating Agreement, and unless the context clearly otherwise indicates, the following terms shall have the following meanings:

"**Act**" -- The "Act" shall mean the Washington Limited Liability Company Act, contained in Chapter 25.15 of the Revised Code of Washington and any reference to a specific provision of the Act shall be deemed to include any future corresponding provision of the Act.

"**Agreement**" -- This Operating Agreement.

"**Code**" -- The Internal Revenue Code of 1986, as amended.

"**Company**" -- ECITE MOTORS LLC, a Washington limited liability company.

"Manager" – Barry Henthorn shall be designated as the Manager of the Company.

"**Member**" – **Vaporbrands International, Inc.**, a Nevada corporation, as the sole initial Member(s) of the Company, and any other person or persons who may subsequently be designated as a Member of this Company pursuant to the further terms of this Agreement.

"Membership Interest" -- The rights of a Member in distributions and allocations of profits, losses, gains, deductions and credits.

"Membership Rights" -- The rights of a Member, which are comprised of : (1) their Membership Interest, and (2) their right to vote and to otherwise participate in the management and governance of the Company.

"Persons" -- Individuals, partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates and any other type of entity.

ARTICLE I

1. FORMATION

1.1 Organization. The Member(s) acknowledges the formation of the Company as a Washington limited liability company pursuant to the provisions of the Act.

1.2 Agreement. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Member and the Company hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended according to its terms. It is the express intention of the Member and the Company that the Agreement be the agreement of the parties, and, except to the extent a provision of the Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is prohibited or ineffective under the Act, the Agreement shall govern, even when inconsistent with, or different from, the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, the Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act.

1.3 Name. The name of the Company is ECITE MOTORS LLC, and all Company business shall be conducted under that name or other name(s) designated by the Manager or a majority of the Member(s).

1.4 Principal Place of Business. The Company may locate its principal place of business and registered office at any place or places as the Manager may from time to time deem advisable.

1.5 Registered Agent. The registered agent for the Company and his or her address shall be as reflected in the Certificate of Formation for the Company.
The Manager may, from time to time, change the registered agent or the registered office through appropriate filings with the Secretary of State. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Manager shall promptly designate a replacement registered agent or file a notice of change of address as the case may be.

1.6 Term. The Company shall continue until it is dissolved in accordance with either the provisions of this Agreement or the Act.

1.7 **Permitted Business.** The business of the Company shall be to undertake automobile manufacturing, automotive rescue, restoration; and:

(a) to accomplish any lawful purpose whatsoever or which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets; and

(b) to exercise all other powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act; and

(c) to engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

ARTICLE II

2. **CONTRIBUTIONS**

2.1 **Initial Contributions.** The initial capital contributions to the Company of the Member(s) shall be made concurrently with the Member's execution and delivery of this Agreement. The Member's initial capital contribution is $100.00. The Member(s) shall not be required to make additional capital contributions.

2.2 **Loans.** In the event the capital needs of the Company exceed the capital contributions provided by Section 2.1, the Member(s) may, but shall not be required to, loan additional monies to the Company in amounts and on terms and conditions to be agreed upon by the Company and the Member(s). The Company may also borrow money for its capital needs from any third parties in amounts and on terms and conditions determined by the Manager or a majority of the Members.

2.3 **Interest on and Return of Capital Contribution.** The Member shall not be entitled to interest on any capital contribution, or to a return of any capital contribution, except as specifically provided for herein.

ARTICLE III

3. **PROFIT AND LOSS**

3.1 **Percentages of Membership Interest.** The net profits and losses of the Company shall be allocated in accordance with percentages of Membership Interests. The percentages of Membership Interest of the Members shall be 100%.

ARTICLE IV

4. **DISTRIBUTIONS**

4.1 **Distributions.** Cash distributions shall be made in such amounts and at such times as may be determined by the Manager or by the majority of the Members in its/their discretion.

4.2 Limitations on Distributions. No distribution shall be declared or paid unless, after the distribution is made, the Company's assets exceed the Company's liabilities. Liabilities to the Member on account of his Membership Interest shall not be a Company liability for purposes of this section.

ARTICLE V

5. RIGHTS AND DUTIES OF MEMBERS

5.1 Management Rights. The Company shall be managed by the Manager. The Manager is the Company's agent and shall have authority to take all actions, including incurring debt, entering contracts, and acquiring and transferring property, on the Company's behalf and such actions shall bind the Company.

5.2 Liability of Manager or Member. Neither the Manager nor the Member(s) shall be liable as such for the Company's liabilities, debts or obligations. The failure by the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Manager or the Member(s).

5.3 Indemnification. The Company shall indemnify the Manager and the Member(s) for all costs, losses, liabilities and damages paid by the Member in connection with the Company's business, to the fullest extent provided or allowed by Washington law.

5.4 Fiduciary Duties and Obligations. The Member shall have no fiduciary duties of loyalty or otherwise with respect to the Company.

ARTICLE VI

6. BANKING

6.1 Revenues. All revenues of the Company shall be deposited regularly in the Company savings and checking accounts at such financial institutions as shall be selected by the Manager.

ARTICLE VII

7. ACCOUNTING AND RECORDS

7.1 Records. The Company shall maintain at its principal place of business or such other place as the Manager may choose, the following:

(a) a current list of the full name and last-known business, residence, or mailing address of the Member(s), both past and present;

(b) a copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(c) copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years;

(d) copies of any currently effective written operating agreements, copies of any writings permitted or required under the Act, and copies of any financial statements of the Company for the three most recent years;

(e) minutes of any member meetings;

(f) unless contained in this Agreement or any amendment thereto or in a writing permitted or required under the Act, a statement prepared and certified as accurate by the Member which describes:

(i) the amount of cash and a description and statement of the agreed value of the other property or services contributed by each member and which each member has agreed to contribute in the future;

(ii) the times at which or events on the happening of which any additional contributions agreed to be made by each member are to be made;

(iii) if agreed upon, the time at which or the events on the happening of which a member may terminate his membership in the limited liability company and the amount of, or the method of determining, the distribution to which he may be entitled respecting his membership interest and the terms and conditions of the termination and distribution;

(iv) any right of a member to receive distributions which include a return of all or any part of a member's contribution; and

(v) any written consents obtained from members pursuant to the Act.

ARTICLE VIII

8. **MEMBERSHIP INTEREST AND MEMBERSHIP RIGHTS OF A DECEASED, INCOMPETENT OR DISSOLVED MEMBER**

8.1 If a member who is an individual dies or if a court of competent jurisdiction adjudges a member who is an individual to be incompetent to manage the member's person or property, the member's executor, administrator, guardian, conservator, or other legal representative may exercise all the member's rights for the purpose of settling the member's estate or administering the member's property, including any power the member had to give an assignee the right to become a member.

8.2 If a member is a corporation, limited liability company, trust, or other entity and is dissolved or terminated, the powers of that member may be exercised by its legal representative or successor.


ARTICLE IX


9.   TRANSFER OF MEMBERSHIP INTEREST

9.1   Transfer. The Member may sell, hypothecate, pledge, assign or otherwise voluntarily, during the Member's lifetime or upon his death, transfer any part or all of his Membership Interest or Membership Rights in the Company to any other person. In the event the Member transfers his entire Membership Interest, the transferee(s) shall become a member without any further action, unless the Member and the transferee agree otherwise.


ARTICLE X


10.   WITHDRAWAL OF MEMBER

10.1   Withdrawal of Member. The Member(s) has/have the power to withdraw from the Company at any time.


ARTICLE XI


11.   DISSOLUTION AND TERMINATION

11.1   Events of Dissolution. The Company shall dissolve upon the occurrence of any of the following events:

(a) When the period fixed for the Company's duration expires;

(b) By the Managers or a majority of the Members written statement of dissolution; or

(c) By the entry of a decree of judicial dissolution pursuant to the Act.

11.2   Effect of Filing of Dissolving Statement. As soon as possible following the occurrence of any of the events specified in this section which effect the dissolution of the Company, an appropriate representative of the Company shall execute and file a statement of intent to dissolve in such form as shall be prescribed by the Washington Secretary of State. Upon the filing with the Washington Secretary of State of a statement of intent to dissolve, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until articles of dissolution have been filed with the Secretary of State or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

11.3   Winding Up, Liquidation and Distribution of Assets.

(a) Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager shall immediately proceed to wind up the affairs of the Company.

(b) If the Company is dissolved and its affairs are to be wound up, the Manager shall

(i) sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent they may determine to receive any assets in kind),

(ii) discharge all liabilities of the Company (other than liabilities to the Member(s)), including all costs relating to the dissolution, winding up, and liquidation and distribution of assets,

(iii) establish such reserves as reasonably may be necessary to provide for contingent liabilities of the Company,

(iv) discharge any liabilities of the Company to the Member(s) other than on account of his interest in Company capital or profits, and

(v) distribute the remaining assets to the Member(s):

(c) Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

(d) The Manager shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

11.4 Articles of Dissolution. When all debts, liabilities and obligations have been paid and discharged or adequate provision has been made therefor and all of the remaining property and assets have been distributed to the Member(s), articles of dissolution shall be executed in duplicate and verified by the person signing the articles, which articles shall set forth the information required by the Act.

11.5 Filing of Articles of Dissolution.

(a) Duplicate originals of such articles of dissolution shall be delivered to the Washington Secretary of State.

(b) Upon the filing of the articles of dissolution, the existence of the Company shall cease, except for the purpose of suits, other proceedings and appropriate action as provided in the Act. The Manager shall thereafter be a trustee for creditors of the Company and as such shall have authority to distribute any Company property discovered after dissolution, convey real estate, and take such other action as may be necessary on behalf of and in the name of the Company.

11.6 Responsibility. Upon dissolution, the Member(s) shall look solely to the assets of the Company for the return of his Capital Contribution. The winding up of the affairs of the Company and the distribution of its assets shall be conducted by the Manager who is hereby authorized to take all actions necessary to accomplish such distribution, including, without limitation, selling any Company assets he deems necessary or appropriate to sell.

ARTICLE XII

12. GOVERNING LAW; ATTORNEYS' FEES AND COSTS

12.1 Governing Law. It is the intent of the parties hereto that all questions with respect to the construction of this Agreement and the rights, duties, obligations and liabilities of the parties shall be determined in accordance with the applicable provisions of the laws of the State of Washington.

ARTICLE XIII

13. MISCELLANEOUS PROVISIONS

13.1 Inurement. This Agreement shall be binding upon, and inure to the benefit of, all parties hereto, their personal and legal representatives, guardians, successors, and assigns to the extent, but only to the extent, that assignment is provided for in accordance with, and permitted by, the provisions of this Agreement.

13.2 No Limit on Personal Activities. Nothing herein contained shall be construed to limit in any manner the Member or his respective agents, servants, and employees, in carrying out his separate businesses or activities.

13.3 Gender and Headings. Throughout this Agreement, where such meanings would be appropriate: (a) the masculine gender shall be deemed to include the feminine and the neuter and vice versa, and (b) the singular shall be deemed to include the plural and vice versa. The headings herein are inserted only as a matter of convenience and reference, and in no way define or describe the scope of the Agreement or the intent of any provisions thereof.

13.4 Severability. Nothing contained in this Agreement shall be construed as requiring the commission of any act contrary to law. In the event there is any conflict between any provision of this Agreement and any statute, law, ordinance or regulation contrary to which the Member or the Company have no legal right to contract, the latter shall prevail, but in such event the provisions of this Agreement thus affected shall be curtailed and limited only to the extent necessary to conform with said requirement of law. In the event that any part, article, section, paragraph or clause of this Agreement shall be held to be indefinite, invalid, or otherwise unenforceable, the entire Agreement shall not fail on account thereof, and the balance of the Agreement shall continue in full force and effect.

13.5 Membership Interest. The Member(s) hereby covenants, acknowledges and agrees that the Membership Interest in the Company shall for all purposes be deemed personally and shall not be deemed realty or any interest in the assets or property owned by the Company.**13.6 <u>Not for Benefit of Creditors.</u>** The provisions of this Agreement are intended only for the regulation of relations between the Member and the Company. This Agreement is not intended for the benefit of creditors and does not grant any rights to or confer any benefits on creditors or any other person who is not a Member of the Company.

- REMAINDER OF PAGE INTENTIONALLY BLANK-

IN WITNESS WHEREOF, the parties have hereunto set their hands and acknowledged this Agreement and do hereby certify that the foregoing Agreement constitutes the Operating Agreement of ECITE MOTORS LLC, a Washington limited liability company, adopted by the Member and the Manager of the Company and the Company effective as of March __, 2022.

MEMBER:

VAPORBRANDS INTERNATIONAL, INC.,
a Nevada corporation



By: _____
      Barry Henthorn, CEO / President

COMPANY:

ECITE MOTORS LLC



By: _____
      Barry Henthorn
      Its Manager

MANAGER:



_____
Barry Henthorn

EXHIBIT E: VAPORBRANDS PURCHASE AGREEMENT

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this "**Agreement**"), dated effective as of March 4, 2022 is made and entered into by and between VaporBrands International, Inc., a Washington corporation ("**Purchaser**"), and Barry Henthorn, an individual ("**Seller**").

RECITALS

A. Ecite Motors LLC, a Washington limited liability company ("**ECITE**"), is currently operating under that certain Second Restated Operating Agreement dated as of September 7, 2021, as may be amended, restated or otherwise modified from time to time ("**ECITE Operating Agreement**"). Pursuant to the ECITE Operating Agreement, Seller owns a 100% Membership Interest in ECITE (as such term is defined in the ECITE Operating Agreement) (the "**Membership Interest**").

B. Seller wishes to sell all of the Membership Interest to Purchaser.

C. Purchaser and Seller agree and consent to the purchase and sale of the Membership Interest on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

Purchase and Sale; Closing

.

Purchase

. Seller hereby agrees to transfer to Purchaser, and Purchaser hereby agrees to purchase from Seller all of the right, title and interest of Seller in the Membership Interest, on the terms and subject to the conditions set forth in this Agreement.

Purchase Price

. The purchase price for the Membership Interest is Two Hundred Eighty-Five Thousand and No/100 Dollars ($285,000.00) ("**Purchase Price**"). Purchaser will pay the Purchase Price for the Membership Interest by issuing 57,000,000 shares of its unissued common stock to Seller, valued at $0.005 per share, contemporaneously with, or within a reasonable time taking into account transfer agent processes, of signing and delivery of this Agreement.

Effective Date

. The parties agree that the transactions contemplated by this Agreement shall be deemed to be effective at midnight Pacific Time, March 4, 2022 (the "**Effective Date**").

Assignment of Membership Interest

. Contemporaneously with the signing and delivery of this Agreement, Seller shall deliver to Purchaser an Assignment of Membership Interest in form and substance reasonably satisfactory to

Purchaser, and any other documentation needed to facilitate Purchaser's acquisition of the Membership Interest.

Representations and Warranties of Seller

. Seller hereby represents and warrants to Purchaser as follows:

Authority

. The execution and delivery by Seller of this Agreement, and the performance by Seller of its obligations hereunder have been duly and validly authorized by all necessary actions on the part of Seller. The individual signing this Agreement and all other documents executed pursuant hereto on behalf of Seller is duly authorized to sign the same on behalf of Seller and to bind Seller.

Ownership

. Seller owns the Membership Interest free and clear of encumbrances. Upon consummation of the transactions contemplated hereby, Purchaser will acquire the entire legal and beneficial interest in the Membership Interest, free and clear of any and all encumbrances.

Binding Agreement

. This Agreement and the provisions hereof are legal, valid and binding against Seller in accordance with their terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency and other similar laws, by any equitable principles affecting creditors' rights generally, and by the discretion of the courts in granting equitable remedies, regardless of whether such enforceability is considered in a proceeding at law or in equity and regardless of whether such limitations are derived from constitutions, statutes, judicial decisions or otherwise.

Representations and Warranties of Purchaser

. Purchaser hereby represents and warrants to Seller as follows:

Authority

. The execution and delivery by Purchaser of this Agreement, and the performance by Purchaser of its obligations hereunder have been duly and validly authorized by all necessary actions on the part of Purchaser. The individual signing this Agreement and all other documents executed pursuant hereto on behalf of Purchaser is duly authorized to sign same on behalf of Purchaser and to bind Purchaser.

Binding Agreement

. This Agreement and the provisions hereof are legal, valid and binding against Purchaser in accordance with their terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency and other similar laws, by any equitable principles affecting creditors' rights generally, and by the discretion of the courts in granting equitable remedies, regardless of whether such enforceability is considered in a proceeding at law or in equity and regardless of whether such limitations are derived from constitutions, statutes, judicial decisions or otherwise.

No Registration of Seller's Interest

. Purchaser acknowledges that the Membership Interest has not been registered under applicable state and federal securities laws, and that it is acquiring Seller's interest in the Membership Interest based solely on its independent confirmation that such registrations are not required, and not on any representation or warranty of Seller (all of which are hereby disclaimed by Seller).

Covenants and Other Agreements

.

Indemnification

.

(a)   Except to the extent otherwise specifically provided in this Agreement, Purchaser shall indemnify, defend, and hold harmless Seller and its affiliates, members, managers, officers, employees and agents, and their respective successors, executors, administrators and personal representatives, from and against any loss, liability, damage, cost and expense (including, without limitation, reasonable attorneys' fees, court costs and litigation expenses) sustained or incurred by Seller or any one or more of such other parties, arising from or with respect to the operations, activities, business and affairs of ECITE occurring after the Effective Date.

(b)   Except to the extent otherwise specifically provided in this Agreement, Purchaser agrees to defend, indemnify and hold harmless Seller from and against any and all loss, liability, damage cost and expense (including reasonable attorneys' fees, court costs, and litigation expenses, all through any level of appeal) arising in connection with any claim by any person or entity that any necessary consent was not obtained by Purchaser caused any damage, loss, cost or expense to any said person or entity.

Release

. Except to the extent otherwise specifically provided in this Agreement, Purchaser hereby releases and forever discharges Seller from any and all claims, demands, obligations, losses, defaults, liabilities, damages, costs, expenses, contributions or reimbursements of any kind and nature arising out of the ECITE Operating Agreement from and after the Effective Date.

Waiver

. Purchaser and Seller each hereby waives any and all other requirements that may be set forth in the ECITE Operating Agreement to the transactions described above, or otherwise.

Miscellaneous

.

Notices

. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by a nationally recognized overnight delivery service, or mailed (first class postage prepaid certified mail; return receipt requested) to the parties an address provided by such party.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 6.1, be deemed given upon delivery or refusal to accept delivery or (ii) if delivered by mail or by a nationally recognized overnight delivery service in the manner described above to the address as provided in this Section 6.1, be deemed given upon receipt or refusal to accept delivery. Any party from time to time may change its address or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

Waiver

. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

Amendment

. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

Binding Effect

. This Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

Headings

. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

Governing Law

. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington.

Counterparts

. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, PDF file or other means of electronic transmission will be effective as delivery of a manually executed counterpart to this Agreement. At the request of a party, each other party will confirm a facsimile or electronically transmitted signature page by delivering an original signature page to the requesting party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

PURCHASER:

VAPORBRANDS INTERNATIONAL, INC.,
a Nevada corporation



By: _____
Name: Florence Montgomery
Title: Secretary / Treasurer

SELLER:



_____
Name: Barry Henthorn

MEMBERSHIP INTEREST PURCHASE AGREEMENT (*signature page*)

The E-CITE MOTORS GROUP PRESENTATION




Reviving the art of American Coach Building

Developing a new World Class American Brand of Electric Vehicles




Made in the USA

Mission

"To produce state of the art iconic EV vehicles as a Low Volume Vehicle Manufacturer that are affordable, stylish, fun to drive, scalable, and commercially viable."

E-Cite Motors Group is developing and building groundbreaking electric drive automobiles with composite retro bodies that will change the way the world views American high-performance luxury vehicle designs while extinguishing the high upkeep of original classic cars, sustaining the highly sought-after retro designs, and elevate the performance past modern standards.

Using state-of-the-art technology, aluminum chassis, and composite body panels, E-Cite will revolutionize the American luxury vehicle industry with the new EV-GT, EV-GTS, RamboTruck, andEV-222 vehicle series



E-Cite Motors' EV-GT



E-Cite Motors' RamboTruck



E-Cite Motors' EV-222

Executive Summary

There is a high demand for EV automobiles but they either fall into the expensive Luxury and Performance Categories, trucks, or the affordable utilitarian boring mass-produced Economy Category. The need for an iconic stylish affordable EV vehicle that are capable of titillating performance is a hole in the market. This is because the requirements of meeting the safety and EPA regulations of being a car manufacturer dictate that they appeal to the very high end where there are large profits per sale or the mass-produced Economy market where they can make it up in volume.

Historically the regulations and certifications to produce a complete motor vehicle and sell it as a road legal vehicle have been logistically difficult and cost prohibitive for all but the mass production manufacturers. Vehicles must meet all the latest safety, emissions, and other road worthy certifications. To prove that the new vehicle meets all these requirements requires expensive certifications, testing, and destroying as many examples as is required. This mandated that by default they must produce significant quantities to gain economies of scale and quantity of vehicles, massive investments in factories and other infrastructures must be developed. This has been the case with increased barriers to entry throughout the automobile

To get around these regulations yet still provide consumers with an option for something stylish, affordable, obtainable, or otherwise utilitarian, beginning in the 1960s the Kit Car revolution was born. The issue with a kit car is that it required the purchaser put any number of bodies onto an existing "Donor" vehicle platform. Common Doner cars were the VW Bug, Cor vair, Henry Js, and later the Fiero, Camaro, Corvette, and Mustangs. The buyer had to become the builder of which often led to questionable workmanship, poor engineering, crude finish work, and many kits being started yet never completed.

Still many Kit cars have and still do get finished and have developed their own market and counterculture. Some kits were very well made and there are many examples of Kits that contain nearly everything required to build a vehicle in a reasonable timeframe with limited skills, but kit cars still must be assembled or "Built" by the owner. Complete cars could not be built and sold as such without the manufacturer meeting the same requirements as mass production companies such as Ford, GM, BMW, etc.

The Opportunity

In 2015 Congress enacted a bill into law the "Low Volume Vehicle Manufacturers Act of 2015" directing the NHSTA to establish a program allowing low volume motor vehicle manufacturers to produce a limited number of vehicles annually within a regulatory system that addresses the unique safety and financial issues associated with limited production, and to direct the EPA to allow low volume motor vehicle manufacturers to install engines from vehicles that have been issued certificates of conformity. Although they were given one year to establish this new program it took until January 2021 until the NHSTA issued a final ruling to allow low volume vehicle manufacturing.

Under the act, car manufacturers "that qualify" are exempt from all the safety-standards, but they must meet current emissions standards.

Manufacturer must build fewer than 5000 vehicles annually or 325 built for or imported into the US. *"This includes combined production of any subsidiaries or parent companies.* "Vehicles do not need to be exact replicas but rather must "resemble" vehicles produced at least 25 years ago. Must use engines that are certified for the purpose by the EPA*. "At this time there are no engine packages that are certified for use under this act under the EPA guidelines, but electric vehicles are exempt from any EPA regulations as they are zero emissions."*

E-Cite Motors has developed a modular design engineered to allow the production of vehicles utilizing a revolutionary chassis that can be adapted and adjusted for use by a variety of vehicle types. As the system is fully modular this allows for configurations ranging from low powered batteries and only a single 100hp motor on up to a high-powered 1000+hp performance vehicle utilizing AWD. Using this modular design allows for entry level vehicles that are fully upgradable, made from inexpensive fiberglass or state of the art carbon composites. The chassis can be fitted with a variety of bodies ranging from fun affordable sportscars, utilitarian vehicles, all the way beyond the performance achieved by today's petrol supercars.

Ace in the Loophole:

The Low Volume Vehicle Manufacturers Act states that a Low Volume Manufacturer is one who produces, or imports and sells fewer than 5000 vehicles worldwide or 325 turkey "Replicas" in the US per year. This includes any and all subsidiaries and parent companies. By developing a core vehicle that can be outfitted with multiple bodies we will be able to sell knock down kits (all parts required) to third party "manufacturers" who assemble a licensed design or "White Label" component Low volume Motor Vehicle Manufacturer in a box. Literally, in a box. This meets the requirements so that each of these micro factories can produce 5000 vehicles worldwide or 325 turnkey "Replicas" in the US per year. A high percentage of the overall revenue from these licensors will flow into E-Cite because we will be selling them their COGS and other equipment required specifically to efficiently produce vehicles in their micro factories.

Introduction

- As an established company with a rich background in coach building, E-Cite Motors is using its resources to fabricate iconic production EV vehicles to revolutionize the market.

- We have designed and engineered chassis that serve multiple vehicle platforms, and are adjustable for coupe, sedan, SUV, and convertible platforms. The chassis has been engineered to sustain speeds in excess of 270 mph.

- We are seeking $1 million for the first 6 months, followed by $1.5 million over the next 1 year.
  This money will be used to:

  - Build our initial unique chassis and its fixtures for repeatability
  - Completion of a prototype and five EV-GT vehicles for marketing and road testing by major media and dealerships
  - Begin build and deliveries of any pending orders (dealership and/or inventory vehicles) (2023 and 2024 SOLD OUT)
  - Final evaluation, adjustments, and finalize the production tooling for low-volume production vehicles
  - Finalize Engineering Development and build our second vehicle the electric RamboTruck, and our third vehicle the first all-electric EV – 222. For marketing and dealership inventory.
  - Set-up our sales and service channels and/or authorized dealership partnerships. We will select a few dealers in geography, outfit them with some of our marketing vehicles.
  - Marketing and display of vehicles at a variety of Concurs such as Pebble Beach, SEMA, NY International Auto Show, Festivals of Speed (5 shows), and many more
  - Infrastructure, day to day operations, equipment purchases, and standard growth requirements

Facilities

Currently E-cite leases with an option to purchase a 4000 sq ft commercial building that has been a successful auto repair shop under the previous owner for more than 20 years. It contains 4 bays with lifts (including a $30,000 laser alignment lift) a detail bay, office space, customer lobby, a break room/kitchenette, and 2 bathrooms. Currently, joint use of the office, customer waiting room, and 3 of the bays are leased to Acclaimed Auto an auto repair shop owned by E-Cite for $5,000 per month. Also included in the lease is an upstairs unit that is a 1200 sq ft open office with a kitchenette and 3rd bathroom. It is isolated upstairs on its own floor with a separate entrance. The upstairs is leased for AA meetings for a term 10 years for $2,550 which increases 5% per year.

E-Cite pays $7,900 per month and has paid a deposit of $7,900 and the last payment of $7,900.

E-Cite has an option to purchase the building for $2,222,222 within three years.

$3,350 of the monthly rent payments shall be credited to the purchase of the property if E-Cite exercises the option to purchase.





Market Strategy

Introduction

- Promote E-Cite Motors' custom vehicle build, design, engineering, and manufacturing experience.
- Media program
    - Website, blogs, Facebook, twitter - build E-Cite Motors' brand
    - Advertise through high end automotive magazines (DuPont Registry, Robb Report, Luxury Auto Direct, WSJ, etc.). Cover, full, or ½ page advertisements available at significant discounts through our media partner.

World Debut

- Festivals of Speed (Miami Beach & Amelia Island Fl. Orlando, St Petersburg, Orlando & Atlanta)
- Put famous drivers behind the wheel of our cars around key tracks, Oscars, Grammys' etc.
    - Vehicles reviewed by major media, followed up with road tests
        - Magazines
            - Road & Track, Car & Driver, Motor Trend
        - Television
            - Speed Channel, Motor Trend, Top Gear
    - **Trade Shows/ Dealer Shows**
        - Detroit, Paris, Dubai, Tokyo
        - Chicago International Auto Show

Required Funding 2.5 million

Use of Funds

EXPANDING INFRASTRUCTURE, EFFICIENCY AND PROFITABILITY

BUILD of INVENTORY, STRATEGIZE, DESIGN, DEVELOP AND MARKET,

OPERATIONAL & GROWTH EXPENSES

Phase 1 - $1,000,000

- ○ Finalize tooling, marketing, road tests, and build of the first EV-GT, Five production EV-GT/S, the first five RamboTruck electric vehicles, and the first prototype of the 222-EV supercar vehicle. These will be used as marketing and Dealership vehicles (all Saleable vehicles except the prototypes for EV-GT and EV-222).

- ○ Product development of our unique chassis design and all electric drivetrain

Phase 2 - $1,500,000

- ○ Product marketing / further brand recognition / dealership network
- ○ Staffing, increase assembly line, some machinery, and establish future production build facility. In order to increase the production numbers.

Made in the USA

Forecast

Forecasted Operating Statements

	2022		2023		2024		2025		2026		2027	
	H1	H2	H1	H2	H1	H2	H1	H2	H1	H2	H1	H2
REVENUES:												
Vehicle Revenue	0	0	1,223,750	4,608,500	8,658,500	13,273,200	19,291,950	27,419,450	36,089,325	44,401,575	54,583,658	67,211,408
Other Revenues	0	0	0	0	0	0	0	0	0	0	0	0
Investment	0	0	1,500,000	0	5,000,000	0	0	0	0	0	0	0
Total Revenues	0	0	2,723,750	4,608,500	13,658,500	13,273,200	19,291,950	27,419,450	36,089,325	44,401,575	54,583,658	67,211,408
Annual Total Revenues	0		7,332,250		26,931,700		46,711,400		80,490,900		121,795,065	
COST OF REVENUES	5,600	211,100	343,700	2,099,200	6,126,200	7,317,700	10,362,500	14,207,000	19,339,800	23,084,300	27,215,800	33,040,300
GROSS PROFIT	-5,600	-211,100	2,380,050	2,509,300	7,532,300	5,955,500	8,929,450	13,212,450	16,749,525	21,317,275	27,367,858	34,171,108
ANNUAL GROSS PROFIT	-216,700		4,889,350		13,487,800		22,141,900		38,066,800		61,538,965	
OPERATING EXPENSES:												
Direct Employees	38,000	112,000	180,000	225,000	305,000	305,000	350,000	350,000	380,000	380,000	382,000	382,000
Burdened Emp. Costs	0	5,600	9,000	11,250	15,250	15,250	17,500	17,500	19,000	19,000	19,100	19,100
Outsourced Compensation	0	0	0	0	0	0	0	0	0	0	0	0
Business Development	15,500	36,000	64,000	79,000	77,000	77,000	76,000	76,000	76,000	76,000	76,000	76,000
Legal	10,500	11,000	11,000	15,000	15,000	15,000	16,500	19,000	19,000	19,000	19,000	19,000
Commisions	0	37,500	102,500	132,500	186,500	245,000	336,500	395,000	485,000	560,000	680,000	770,000
Total Operating Expenses	64,000	202,100	366,500	462,750	598,750	657,250	796,500	857,500	979,000	1,054,000	1,176,100	1,266,100
NET INCOME BEFORE TAXES	(69,600)	(413,200)	2,013,550	2,046,550	6,933,550	5,298,250	8,132,950	12,354,950	15,770,525	20,263,275	26,191,758	32,905,008
Provision for Income Taxes	0	0	0	0	0	0	0	0	0	0	0	0
NET INCOME	(69,600)	(413,200)	2,013,550	2,046,550	6,933,550	5,298,250	8,132,950	12,354,950	15,770,525	20,263,275	26,191,758	32,905,008
ANNUAL NET INCOME TOTALS	-482,800		4,060,100		12,231,800		20,487,900		36,033,800		59,096,765	
Charitable Contributions												

Made in the USA

E-Cite Motors Group
Proprietary & Confidential

 

E-Cites COO Gene Langmesser (founder N2A motors) has extensive years of domestic and international professional experience in the Sales, Business Development, Executive Business Operations, and the Product Design Engineering industry. He is an executive and has held these positions in both aerospace and automotive sectors of the world. Gene formed many teams over his career and has executed programs for both domestic and international Markets. He worked his way up through all the key job classifications and has performed these tasks from "art to part" interfacing with the entire executive team, sales and technical. In his career Gene set-up offices, design, engineering, rapid prototyping, mock-up and fabrication facilities. He has conducted international business in Germany, Italy, England, France, Poland and Mexico.

In 2016 Gene and N2A were task to design and build the first ever Hydrogen Hybrid Semi-Truck, by Nikola Motors. They delivered the entire carbon fiber body, all lighting, glass, mirrors, grills, emblems, full interior, dash, gauges, beds, seats, and many other aspects. N2A was also contracted by Nikola to build much of the first ever all-electric UTV 72 kWh EV buggy project that can hit zero to 60 in about 3 seconds.

In addition to leading design and product development teams and prototyping for automobile manufacturers such as Porsche, Mercedes, Lexus, Ford, Hyundai, and others, he has also created or built many movie cars or props. Most notably the futuristic Lexus 2054 driven in "Minority Report", the transforming taxis in "Taxi", fighter ships in "Battlestar Galactica", the Batmobile in "Batman and Robin", and the Terminators bodies in Terminator 3.

Company: "E-Cite Motors" Background

"Art to Part" vehicle design, prototyping through low volume production capabilities with rare experience building high end show cars for the OEMs. Through the purchase of N2A motors and acquiring Gene Langmesser (owner of N2A) as E-Cites' COO.

Past Projects

Aerospace Projects - Early leader in complete carbon fiber aircraft prototypes. Previous projects include: Stealth drone for Lockheed-Martin Skunkworks, Boeing Phantom, Pratt-Whitney, etc. McCune X1-Jet, and Korean Jet Fighter

Automotive - E-Cite Motors founder, Gene Langmesser, was nicknamed "the Fireman" for being one of Porsche's most valuable designers in fixing problems especially with the U.S. market. Porsche, Opel, Audi, Hyundai, Coast to Coast, ford, GM, Kia, Lexus, Mazda, Lincoln, Mitsubishi, Panoz, Bombardier, Resto-mods, Hot-rods, Customs

Automotive low volume production

E-Cite Motors' vehicles brought from idea stages, through engineering, and to production

- o 7-8-9 C6 corvette base with composite 50's Chevy styling offered in coupe,Targa, and convertible. Sold in U.S., UAE, Australia, New Zealand, South Africa, and Europe
- o 7-8-9 XLR *Cadillac XLR base with 7-8-9 body with* retractable hardtop. Sold in U.S. & Europe
- o 7-8-9 SS - *Camaro SS base with 7-8-9 body with Convertible* 4-seater. Sold in U.S. & Europe
- o Anteros Corvette base with Italian sport car styling offered in Coupe, Targa & conv.
- o DevilRay Corvette base with 60's corvette styling offered in Coupe. First production model unveiled Nov. 1, 2017, in Las Vegas
- o Rezvani Beast, Beast Alpha and Rezvani Tank. A 4-year contract entailing engineering, prototyping, and low volume production.



Made in the USA
Motors Group

Documents: Approvals and VIN codes



ECITE
MOTORS GROUP

15812 116th Ave NE / Bothell, WA, 98011

Date: August 01, 2022

I herby certify that we are a NEW vehicle manufacturing company operating under the name E-Cite Motors Group. **VaporBrands International, dba E-Cite Motors Group.:** www.ecitemotors.com (OTC PINK:VAPR) is a publicly traded company based in Bothell that is developing for manufacturing, state of the art electric vehicles utilizing the latest in technologies with a flare of some of the iconic autos of the past. VAPR recently acquired 100% ownership in E-Cite Motors, Acclaimed Automotive www.acclaimedauto.com, and N2A Motors www.n2amotors.com a California-based custom auto manufacturer and car factory specializing in designing, engineering and building prototype, concept, and limited production vehicles for OEMs, corporations, movies, and private owners. N2A was led by legendary designer Gene Langmesser who now serves as the COO of the combined operations.

E-Cite Motors Group WMI Code is 1V9 which will be positions 1,2, and 3 of the VIN of all E-Cite Motors passenger vehicles. The WMI Extension is 255 in July 2022 and we currently have "zero: vehicles in production today. We plan on manufacturing less than 325 replica vehicles per year. We also certify that our annual world-wide production, including by a parent or subsidiary of the manufacturer, if applicable, is not more than 5, which will occupy positions 12, 13, and 14 of all E-Cite Motors passenger vehicles. E-Cite Motors Group Manufacturers ID 21725 was just issued 000 motor vehicles.



Gene Langmesser
E-Cite Motors Group
Cell - 949.300.4905



ECITE
MOTORS GROUP





SAE INTERNATIONAL

Registration authority for ISO 3780

The Society of Automotive Engineers has been appointed by ISO to act as registration authority for the implementation of International Standard ISO 3780.

July 21, 2022

Gene Langmesser
dba E-cite Motors Group
Vaporbrands International Inc.
15812 116th Ave NE
Bothell WA 98011-4103

Dear Gene Langmesser,

As the agent of the National Highway Traffic Safety Administration for the assignment of manufacturer identifiers pursuant to CFR 49 Part 565 Vehicle Identification Number Requirements (VIN), the following World Manufacturer Identifer (WMI) Code has been reserved:

WMI Code	**1V9**	Positions 1, 2 & 3 of VIN
WMI Extension	**255**	Positions 12th, 13th & 14th of VIN
Manufacturer	Vaporbrands International Inc. dba E-cite Motors Group 15812 116th Ave NE Bothell WA 98011-4103	
Country	United States	
Vehicle Type	Passenger Car - Replica	
Make/Model	E-cite Motors - 1972 Ferrari Dino GTS, C2 Corvette, Jaguar XL 220	

If changes occur, such as company name, ownership, address and/or phone number, please be sure to notify us as soon as possible.

If you have questions concerning the construction of your Vehicle Identification Number, please contact the National Highway Traffic Safety Administration (NHTSA) Crash Data and Manufacturer Hotline at:

Email: manufacturerinfo@dot.gov
Phone: 1-888-399-3277
Fax: 1-202-366-1024

Made in the USA *E-Cite*
Motors Group

400 Commonwealth Drive
Warrendale, PA 15096
www.sae.org

o +1.724.772.8511
f +1.724.776.0243
e ksiddall@sae.org





U.S. Department of Transportation
National Highway Traffic Safety Administration

NHTSA

Oct 24, 2022

Barry B. Henthorn
C.E.O
VAPORBRANDS INTERNATIONAL INC., DBA E-CITE MOTORS GROUP
15812 116th Ave. NE
Bothell, WASHINGTON 98011
UNITED STATES (USA)

The National Highway Traffic Safety Administration (NHTSA) has approved the registration of 'VAPORBRANDS INTERNATIONAL INC., DBA E-CITE MOTORS GROUP' as a replica motor vehicle manufacturer. Based on your submissions, 'VAPORBRANDS INTERNATIONAL INC., DBA E-CITE MOTORS GROUP' is headquartered in Bothell, WASHINGTON and will be producing replicas of: Ferrari Dino 246 GTS Targa 1972, Lambroghini LM002 Pick-Up 1989, Jaguar XJ220 Coupe 1992.

Replica motor vehicle manufacturers are exempt from 49 U.S.C. §30112(a)'s prohibition on the manufacture, sale, offer for sale, introduction into interstate commerce or importation of motor vehicles that do not meet all applicable Federal Motor Vehicle Safety Standards (FMVSS). This exemption is limited to an annual production of 325 vehicles in a calendar year.

Our regulations, specifically 49 CFR §565.16(b) require vehicle manufacturers to provide NHTSA with vehicle identification number (VIN) information at least 60 days before affixing the first VIN to a new model. Replica motor vehicle manufacturers must also meet the labeling requirements in §586.11 of 49 CFR Part 586, submit annual reports (§586.12) and must update their registration if making a new model (§586.10). As the replica vehicle exemption does not apply to equipment, component parts of a replica vehicle subject to FMVSS equipment standards such as seatbelts, brake hoses, lighting, glazing and others must meet those standards. The exemption also does not relieve your company from the obligation to conduct a safety recall and provide a remedy if a defect posing an unreasonable risk to safety exists in your vehicles.

1200 New Jersey Avenue SE., Washington, DC 20590